Exhibit 99.1

To Shareholders in the United States

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

 May 10, 2011
To Whom It May Concern:
Marvelous Entertainment Inc.
Haruki Nakayama, Representative Director and President
(Code: 7844, Second Section of the Tokyo Stock Exchange)
Nobuyuki Yamakaku, Director
Tel.: + 81-3-5769-7447

AQ INTERACTIVE INC.
Shuichi Motoda, Representative Director
(Code: 3838, Second Section of the Tokyo Stock Exchange)
Masamichi Someno, Executive Vice President and CFO
Tel.: + 81-3-5769-7270

Liveware Inc.
Tomoki Terui, Representative Director and President
Hiroyuki Watase, Director
Tel.: 03-5366-9660

Notice regarding Execution of Merger Agreement among Marvelous Entertainment
Inc., AQ INTERACTIVE INC., and Liveware Inc.

Marvelous Entertainment Inc. (“Marvelous”), AQ INTERACTIVE INC. (“AQI”), and Liveware Inc. (“Liveware”) hereby announce that, having agreed, subject to approval at their respective regular general shareholders meetings, to merge as of October, 1, 2011 (the “Merger”), they have entered into a merger agreement relating to the Merger (the “Merger Agreement”), following approval at their respective board of directors meetings held on this day.
Execution of the Merger is subject to approval of the general shareholders meetings and the satisfaction of other conditions regarding the Merger, and to the absence of any other material events that are likely to impede the Merger.

1. Background and Purpose to the Merger
In conjunction with the growth in the number of users of social networking services and the growth in sales of smartphones, a computing environment is rapidly developing where entertainment content can be enjoyed using a great variety of devices. Given this changing market environment, a diversity of approaches is required to address the managerial problem of how to supply entertainment content and in what manner.
Marvelous has created a large number of series of popular games in the field of consumer games, including “Bokujo Monogatari,” for which we have shipped over 10 million units worldwide, as well as “Rune Factory,” “Valhalla Knights”, “Luminous Arc,” “No More Heroes,” “Muramasa: The Demon Blade,” and “Half Minute Hero.” In the field of music and videos, Marvelous has produced music products and video products based on such IP as that of the “Precure” series and other popular animated series, and has also been involved in numerous stage performances, including the “‘Prince of Tennis’ the Musical,” which has been seen by over 1 million people.
AQI is the creator of “Browser Three Kingdoms,” which has over 2 million total registered members, evidencing its extensive planning and operating know-how in the field of browser games. In its home video game business, AQI has a high-level of skill in the contracted development of game software for high-end consoles such as the PlayStation 3 and Xbox360, and has been highly praised by major game publishers. In its arcade business, it has developed Pokemon Battrio, an arcade machine that is highly popular among children.

Liveware has been involved in the development of official content for three mobile carriers and of a wide range of other mobile content. In recent years, it has been involved in the development of many games for mobile social networking services, and has succeeded in capturing 2.3 million registered users with “Bokujo Monogatari for mixi,” “Bokujo Monogatari for Mobage,” and “Bokujo Monogatari for GREE.” In addition, Liveware has been active in the development of applications for the iPhone and Android, and has also been flexible in developing compatible content when new devices appear, having strong planning and technical skills when it comes to mobile technology and games.
Thus, up to now, each of the three parties of Marvelous, AQI and Liveware has pursued its own business strategy. However, with the social networking services wave sweeping over the world, and with new devices such as smartphones and tablet handsets rapidly appearing, the very structure of communication is undergoing a great change. The three parties see the present revolutionary stage in communications as an unprecedented growth opportunity, and in order to engineer an explosive growth in enterprise value, under the common goal of “aiming to be a content provider that astonishes the world,” they have come to the conclusion that achieving managerial consolidation through the Merger represents their best option.
The Merger, in the business domain of “multi-content, multi-devices,” will create a powerful value chain covering the entertainment content business from upstream to downstream. This will enable greater ability to obtain rights to content, greater diversity in content in the form of games, music, video and live entertainment, the internal production of content, effective utilization of a broad customer base, and the ability to create products for a diverse range of devices and platforms. In addition, consolidating redundant business areas—for example, the browser game area and the consumer game area—will allow us to concentrate managerial resources, which will result in an increase in enterprise value.

2. Merger Method and Change in Trade Names
In the Merger, Marvelous will be the surviving company and AQI and Liveware will be extinguished.
Subject to the resolution of Marvelous’s general shareholders meeting scheduled to be held on June 23, 2011 approving a partial amendment to Marvelous’ articles of incorporation and the effectiveness of the Merger as closing conditions, Marvelous will change its trade name to Kabushiki Kaisha Marvelous AQL as of October 1, 2011, the effective date of the Merger.

3. Summary of the Merger
A. Schedule for the Merger
Date of Board of Directors Resolutions	May 10, 2011
Merger Agreement Execution Date	May 10, 2011
Date of Record for Ordinary Shareholders Meetings (for all three companies)	March 31, 2011
Ordinary Shareholders Meeting (Marvelous)	June 23, 2011 (planned)
Ordinary Shareholders Meeting (AQI)	June 23, 2011 (planned)
Ordinary Shareholders Meeting (Liveware)	June 22, 2011 (planned)
Final trading date (AQI)	September 27, 2011 (planned)
Delisting date (AQI)	September 28, 2011 (planned)
Effective date of this Merger	October 1, 2011 (planned)
The foregoing represents the plan as of the current point in time; going forward, changes may be made to the schedule upon consultations among the three parties.

B. Method of the Merger
An absorption-type merger will be carried out under which Marvelous will be the surviving company and AQI and Liveware, as the extinguished companies, will dissolve.

C. Share Allotment in the Merger (“Merger Ratio”)
Company name	Marvelous (Surviving company)	AQI (Extinguished company)	Liveware (Extinguished company)
Merger Ratios	1	7	6.2
Note 1: Number of new shares of Marvelous to be issued through the Merger: 412,411 shares (planned)
The companies calculated the above figures on the basis of the total number of outstanding shares of AQI (54,505) and the total number of outstanding shares of Liveware (5,000) as of March 31, 2011. However, 20 treasury shares held by Liveware will not be subject to allotment of shares pursuant to the Merger. It should be noted that the foregoing figures for the number of outstanding shares are forecast values based on figures as of March 31, 2011, and are subject to change.
Note 2: For each one share of AQI stock, 7 shares of Marvelous will be allotted and delivered, and for each one share of Liveware, 6.2 shares of Marvelous will be allotted and delivered. However, if a material change occurs with respect to the various conditions serving as the basis for calculations, the above merger ratios are subject to change upon consultation among the three parties.

D. Handling of New Share Warrants and Bonds with New Share Warrants in Conjunction with the Merger
Upon the Merger, no new share warrants of Marvelous will be delivered in place of those new share warrants issued by AQI to the holders of the new share warrants of AQI. When the Merger Agreement is approved by the shareholders of AQI at the general shareholders meeting, AQI plans to make a gratis acquisition of all its outstanding new share warrants, which it will then cancel.
AQI has not issued bonds with new share warrants, and Liveware has not issued new share warrants or bonds with new share warrants.

4. Analytical Basis for the Merger Ratio
A. Basis for Financial Analyses
To ensure that the Merger Ratio is fair, Marvelous requested Nomura Securities Co., Ltd. (“Nomura Securities”) and AQI requested Daiwa Securities Capital Markets Co. Ltd., (“Daiwa CM”) to perform financial analyses with respect to the merger ratio, and Marvelous and AQI each received the respective results their financial advisor’s analyses. Liveware did not request that a third-party institution analyze the merger ratio.
In order to analyze the market share price and future profitability of the three companies from multiple perspectives, Nomura Securities, after analyzing the various Merger conditions and the results of the financial, tax and legal due diligence, analyzed Marvelous, AQI and Liveware using the average market price method, the comparable company method and the DCF method, and from this perspective analyzed the Merger Ratio. The results from each of the foregoing analyses are set forth in the table below. The following ranges for the merger ratios represent the ranges for the number of AQI and Liveware shares to one share of Marvelous.

	Method used	AQI	Liveware
1.	Average market price method	6.05～6.70	5.78～9.81
2.	Comparable company method	17.23～25.93	11.43～14.07
3.	DCF method	7.25～7.30	6.47～7.76

With regard to the average market price method, with May 6, 2011 as the reference date, the closing price on the reference date and the average closing prices for the 5 business days, one month, three months, and the six months prior to the reference date were used. Further, because Liveware is not a listed company and thus has no market share price, the results from the comparable company method—which is a method for evaluating marketability—were used as a reference in the analyses of the ranges.
In performing its analyses, Nomura Securities employed, as a rule, information provided by each of the companies as well as generally available public information, and assumed that the materials and information thus used were all accurate and complete and that no fact that could have a material impact on the analyses of the merger ratio existed that was not disclosed to Nomura Securities; Nomura Securities did not carry out its own independent verification of the accuracy or completeness of the materials etc. Further, Nomura Securities did not independently evaluate, audit or assess the assets and liabilities of the companies or their affiliates (including off-balance sheet assets and liabilities and other contingent liabilities), nor did it ask a third-party institution to carry out such evaluation or assessment. In addition, Nomura Securities assumed that the financial predictions submitted by each of the companies (including the profit plan and other information) were reasonably prepared by the management team of each respective company on the basis of good-faith predictions and determinations made as of the time the relevant information was provided.
Meanwhile, Daiwa CM, after analyzing the various conditions of the Merger and the results of the financial, tax and legal due diligence, performed analyses of the merger ratio for shares of Marvelous and AQI using the market price method, comparable companies method and DCF method, and also analyzed the merger ratio for the shares of Liveware using the comparable companies method and DCF method. A summary of the merger ratio ranges found using the foregoing methods is set forth in the table below. The ranges for the following merger ratios represent the ranges for the number of AQI and Liveware shares to one share of Marvelous.

	Method used	AQI	Liveware
1.	Average market price method	5.99～6.63	—
2.	Comparable company method	5.05～10.33	6.16～14.97
3.	DCF method	6.28～9.05	9.07～13.85

With respect to the market price method, with May 6, 2011 as the reference date, the closing share price on the reference date and the average closing prices for the one month, three months and six months preceding the reference date were used.
In performing its analyses, Daiwa CM employed, as a rule, information provided by each of the companies and generally available public information, and assumed that the materials and information thus used were all accurate and complete and that no fact that could have a material impact on the analyses of the merger ratio existed that was not disclosed to Daiwa CM; Daiwa CM did not carry out its own independent verification of the accuracy or completeness of the materials etc. Further, Daiwa CM did not independently evaluate, audit or assess the assets and liabilities of the companies or their affiliates (including off-balance sheet assets and liabilities and other contingent liabilities), nor did it ask a third-party institution to carry out such evaluation or assessment. In addition, Daiwa CM assumed that the financial predictions submitted by each of the companies (including the profit plan and other information) were reasonably prepared by the management team of each respective company on the basis of good-faith predictions and determinations made as of the time the relevant information was provided.

It should be noted that the profit plan of Marvelous, AQI and Liveware, which was made with reference to the respective DCF method analyses by Nomura Securities and Daiwa CM, contains a fiscal year for which a large increase in profits is forecasted. This is because the companies believe that since, among other things, Marvelous, AQI and Liveware have strong content that can be adapted to a diverse range of platforms, their results will recover and they will achieve growth.

B. Course of Events behind the Analyses
As discussed above, Marvelous requested Nomura Securities, and AQI requested Daiwa CM, to perform financial analyses with respect to the merger ratio, and using the results of analyses as reference, the three parties gave comprehensive consideration to such factors as the financial condition, asset condition and future prospects of each of the companies, and after careful and repeated consultations regarding the merger ratio, determined, as of today, that ultimately the Merger Ratio was proper and thus reached agreement as to the value of the Merger Ratio. It should be noted that Liveware did not ask a financial institution to analyze the merger ratio.

C. Relationship with the Financial Institutions
Nomura Securities and Daiwa CM, the third-party financial institutions appointed to perform financial analyses with respect to the merger ratio, are not related parties of Marvelous, AQI, or Liveware, and do not have material conflicts of interests that should be set forth with respect to the Merger.

D. Anticipated Date of and Reasons for Delisting
In conjunction with the Merger, it is planned that the shares of AQI will be delisted as of September 28, 2011, pursuant to the delisting standards stipulated by the Tokyo Stock Exchange (the final trading date will be September 27, 2011). It is planned that the shares of the surviving company Marvelous will continue to be listed on the second section of the Tokyo Stock Exchange, thus ensuring that the shareholders of AQI shares will continue to have an opportunity to make market trades of the shares of Marvelous to be allotted to them as consideration for the Merger.

E. Measures to Ensure Fairness
As discussed above in Section 4.A, Marvelous and AQI each requested independent financial advisors to perform financial analyses with respect to the merger ratio, received reports of the respective results, used those results of their financial advisors to carry out discussions and negotiations, and agreed to carry out the Merger using the Merger Ratio agreed upon with reference to the results of the financial institutions. Neither company has received a fairness opinion from any financial institution. Further, Liveware did not request a third-party financial institution to analyze the merger ratio.

F. Measures to Avoid Conflicts of Interest
Shunichi Nakamura is a director of AQI and is also a director of Liveware; therefore, to avoid any potential conflicts of interest, he did not participate in deliberations or votes concerning the Merger at any board of directors meetings of AQI or Liveware and did not participate in consultations and negotiations with Liveware or AQI in his position at AQI or Liveware.
With respect to Marvelous, Outside Auditors Katsuhiko Nishimura and Michio Nakajin, who are independent officers who do not have conflicts of interest with Haruki Nakayama, the controlling shareholder of Marvelous, have provided an opinion letter to Marvelous stating that based on  consideration of the purpose of the Merger, the Merger Ratio and other terms and conditions related to the Merger set forth in the merger agreement and other documents as well as various procedures including with respect to the determination of the terms and conditions of the Merger and resolution of the board of directors, the Merger is not disadvantageous to the minority shareholders of Marvelous. It should be noted that of the directors of Marvelous, Haruki Nakayama, in light of the circumstances set forth below in Section 10, “Matters Relating to Transactions etc. with Controlling Shareholders,” has not participated in deliberations or votes relating to the Merger at board of directors meetings of Marvelous, in order to avoid potential conflicts of interest.

5. Overview of Parties to the Merger (as of March 31, 2011)
		Marvelous (Surviving company)	AQI (Extinguished company)	Liveware (Extinguished company)
1.	Name	Marvelous Entertainment Inc.	AQ Interactive Inc.	Liveware Inc.
2.	Location	5F Shinagawa Seaside East Tower, 4-12-8 Higashi-Shinagawa, Shinagawa-ku, Tokyo	4-12-6 Higashi-Shinagawa, Shinagawa-ku, Tokyo	5F Da Vinci Shinjuku, 4-3-17 Shinjuku, Shinjuku-ku, Tokyo
3.	Name and title of representative	Representative Director and President Haruki Nakayama	Representative Director Shuichi Motoda	Representative Director and President Tomoki Terui
4.	Main business activities	Planning, production and sales of music videos; and planning, production and sales of home video game software, online games and theater and entertainment performances, etc.	Planning, production and sale of entertainment content	Planning, production and operation of content for mobile phones
5.	Capital (in thousands of yen)	JPY 1,128,472	JPY 3,200,571	JPY 250,000
6.	Date of incorporation	June 25, 1997	March 1, 2000	June 1, 2004
7.	Total number of outstanding shares	123,380 shares	54,505 shares	5,000 shares
8.	Fiscal year close	March 31	March 31	March 31
9.	Number of employees	49 (consolidated basis)	288 (consolidated basis)	63 (stand-alone basis)
10.	Major customers	Pony Canyon Inc. Sony Computer Entertainment Inc. Nintendo Co., Ltd. Nelke Planning Co., Ltd.	Square Enix Co., Ltd. Capcom Co., Ltd. Tomy Company, Ltd. Nintendo Co., Ltd.	NTT DoCoMo, Inc. KDDI Corporation Softbank Mobile Corp. Marvelous Entertainment Inc.
11.	Main banking partners	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.
12.	Major shareholders and their shareholding ratios	Haruki Nakayama 44.39% Amuse Capital Investment, K.K. 14.91% Pony Canyon Enterprise Inc. 1.29% Marvelous Entertainment Inc. 1.11% Yoshiaki Matsumoto 0.74%	Hayao Nakayama 21.38% Amuse Capital Inc. 14.31% Yoji Ishii 4.95% Deutsche Bank AG London-PB Non-Treaty Clients 613 4.29% Morgan Stanley & Co. International PLC 4.03%	Hayao Nakayama 53.70% Amuse Capital Inc. 40.00% Tomoki Terui 2.50%

13.	Relationships among the parties
	Capital Relationships	N/A
	Personnel Relationships	One AQI director also serves as a Liveware director.
	Transactional Relationships	Marvelous and AQI engage in the production of game software for Nintendo 3DS through a joint business. Marvelous supplies licenses to Liveware for mobile phone content.
Related Person Status
Because Haruki Nakayama, Marvelous’ majority shareholder, and Hayao Nakayama, the owner of the majority of Liveware’s voting rights, are closely related, Marvelous and Liveware are considered related parties.
Additionally, because Hayao Nakayama is a principal shareholder of AQI, from the point of view of AQI, both Marvelous and Liveware are considered related parties.

14.	Managerial performance and financial conditions for the most recent three years
Fiscal year	Marvelous (consolidated)			AQI (consolidated)			Liveware (stand-alone)
	FY Ended March 2009	FY Ended March 2010	FY Ended March 2011	FY Ended March 2009	FY Ended March 2010	FY Ended March 2011	FY Ended March 2009	FY Ended March 2010	FY Ended March 2011
Net assets	1,291	193	325	6,416	6,424	6,878	382	394	446
Total assets	6,731	4,713	4,092	7,779	7,780	8,235	503	473	517
Net assets per share (yen)	15,363	1,583	2,665	117,115	118,061	126,194	76,445	78,812	89,747
Net sales	10,139	8,284	6,965	6,180	7,197	7,239	799	644	696
Operating income	1,238	1,668	202	7	58	1,070	3	13	43
Ordinary income	1,308	1,725	147	13	63	1,041	2	32	69
Net income for the period	1,221	1,623	131	468	58	537	0.5	11	54
Net income per share (yen)	14,567	13,617	1,075	8,625	1,076	9,872	109	2,367	11,016
Dividends per share (yen)	―	―	―	―	1,500	3,700	―	―	―
（Unit: million yen, excluding specified items）

6. Post-Merger Conditions
Company Surviving Absorption-type Merger
1.	Name	Marvelous AQL Inc.
2.	Location	5F Shinagawa Seaside East Tower, 4-12-8 Higashi-Shinagawa, Shinagawa-ku, Tokyo
3.	Representative and names and positions of officers	Position	Name	Present Position
		Chair Person	Haruki Nakayama	Chairman and CEO of Marvelous Entertainment Inc.
		Representative Director and President	Shuichi Motoda	President and CEO of AQ INTERACTIVE INC.
		Director and Vice President	Tomoki Terui	President and Representative Director of Liveware Inc.
		Director	Yoshiaki Matsumoto	Executive Managing Director of Marvelous Entertainment Inc.
		Director	Toshinori Aoki	Executive Managing Director of Marvelous Entertainment Inc.
		Director	Nobuyuki Yamakaku	Director of Marvelous Entertainment Inc.
		Outside Director	Shunichi Nakamura	Director of AQ INTERACTIVE INC. and Liveware Inc.
		Standing Statutory Auditor (Outside Auditor)	Hideaki Hirabayashi	Standing Statutory Auditor of AQ INTERACTIVE INC.
		Outside Auditor	Iwao Nishi	Outside Auditor of AQ INTERACTIVE INC.
		Outside Auditor	Isamu Tsuji	—
		Outside Auditor	Katsuhiko Nishimura	Outside Auditor of Marvelous Entertainment Inc.
4.	Main business activities
Planning, development, production and sales of home video game software
Planning, development, production and sales of online games
Planning, production and sales of music and video content
Theatrical performance and production, etc.

5.	Capital (in thousands of yen)	JPY 1,128,472 (there will be no capital increase as a result of the merger)
6.	Fiscal year	March 31
7.	Net assets	To be determined
8.	Total assets	To be determined

7. Overview of Accounting Treatment
Accounting relating to the Merger is expected to fall under the purchase method, pursuant to the Accounting Standards for Business Combinations (Corporate Accounting Standards No. 21, revised December 26, 2008) and the Applicable Guidelines Relating to Business Combination Accounting Standards and Business Spin-Offs (Applicable Guidelines for Corporate Accounting Standards No. 10, last revised December 26, 2007), with Marvelous as the acquiring company. It should be noted that while goodwill is expected to be generated in conjunction with the application of the purchase method, because the amount thereof will not be determined by the date the Merger takes effect, notification of the amount of goodwill and the relevant amortization period will be made as soon as they are determined.

8. Prospects Going Forward
The impact that the Merger will have on Marvelous, the surviving company, is currently being studied. If it is learned that there will be a material impact on results, notification will be made promptly.

9. Framework for Attaining the Effects of the Merger
The three parties will establish a Merger Preparation Committee in order to prepare for the managerial merger and to quickly realize the synergy effects from the Merger.

Merger Preparation Committee	Chairman: Shuichi Motoda
Secretary-General: Nobuyuki Yamakaku

At the meetings of the Merger Preparation Committee, the three parties will discuss such matters as strategy and results forecasts for the new company for the fiscal year ending March 2012. Notification will be made of the results forecasts for the new company for the fiscal year ending March 2012 as soon as they have been decided.

10. Matters Relating to Transactions etc. with Controlling Shareholders
Hayao Nakayama, who is a close relative of Haruki Nakayama, the controlling shareholder of Marvelous, owns a majority of the voting rights for Liveware; therefore, for Marvelous, the Merger falls under the category of a transaction with a controlling shareholder.
In its Corporate Governance Report disclosed on June 29, 2010, Marvelous presented its Guidelines Relating to Policies for the Protection of Minority Shareholders when Conducting Transactions with a Controlling Shareholder. The state of compliance of this transaction with those guidelines is as follows.
At Marvelous, material matters relating to management are decided by the board of directors, thus ensuring managerial independence.
With respect to the Merger, too, as set forth above in Section 4.E, Measures to Ensure Fairness, and Section 4.F, Measures to Avoid Conflicts of Interest, Marvelous obtained from Outside Auditors Katsuhiko Nishimura and Michio Nakajin, who are independent officers, and who do not have conflicts of interest with Haruki Nakayama, the controlling shareholder of Marvelous, an opinion letter that states that Marvelous’s decision to implement the Merger is not disadvantageous to the minority shareholders of Marvelous. Marvelous also implemented other measures to ensure fairness and avoid conflicts of interest before making the determination to carry out the Merger, and believes that the approach it took is in compliance with and satisfies the requirements of the Corporate Governance Report.

Following the Merger, it is expected that Haruki Nakayama, together with his close relative Hayao Nakamura, who agreed with him in regards to the Merger, and the companies that Hayao Nakamura control, will hold roughly 45% of the voting rights of the new company combined.
End

Reference:

Marvelous consolidated results forecast for the current term (portion announced today) and consolidated results for the previous term.

(Unit: million JPY)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income for the period
Results forecast for the current term (FY Ending March 2012)	7,000	230	190	180
Results for the previous term (FY Ended March 2011)	6,965	202	147	131

AQI consolidated results forecast for the current term (portion announced today) and consolidated results for the previous term.

(Unit: million JPY)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income for the period
Results forecast for the current term (FY Ending March 2012)	7,800	1,000	1,000	580
Results for the previous term (FY Ended March 2011)	7,239	1,070	1,041	537

Note: The results forecast for the current term (financial year ending March 31, 2012) does not presently reflect the impact or effect of the Merger and assumes the continued existence of each of the parties. The results forecast for the current term for the new company (financial year ending March 31, 2012), including any impact or effect of the Merger, will be released as soon as it is finalized.